UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

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Kungsbron 1, C8
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported, Calliditas Therapeutics AB (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain of the largest shareholders and management team (collectively, the “Sellers”) of Gentyotex SA, a French limited liability company (“Genkyotex”) to purchase a 62.7% interest in Genkyotex. Genkyotex’s ordinary shares, nominal value of €1.00 trade on Euronext Paris and Euronext Brussels under ISIN code FR0013399474 (the “Genkyotex Shares”). Genkyotex is a leader in NOX inhibition therapies, and its lead clinical candidate, Setanaxib (GKT831), is in development for Primary Biliary Cholangitis, a chronic orphan liver disease resulting from progressive destruction of the bile ducts in the liver.

On November 3, 2020, having received clearance from the French Minister of Economy and Finance regarding foreign investments into France, the Company closed the off-market block trade of the Genkyotex Shares (the “Acquisition”) pursuant to the Purchase Agreement for a total consideration of €19.8M in cash (€2.73 per ordinary share, after deducting certain transaction costs) plus contingent rights payable upon regulatory approvals of Setanaxib. In addition, in November 2020, Calliditas commenced a simplified mandatory cash tender offer (the “Tender Offer”) for the remaining Genkyotex ordinary shares on the same terms as the Acquisition.

On December 16, 2020, Calliditas announced the results of the Tender Offer following the acceptance period. As a result of the Tender Offer, 2,885,161 shares have been tendered and as a result Calliditas controls a total of 10,121,676 shares in Genkyotex, corresponding to 86.2 percent of the share capital and the total number of votes in Genkyotex. A copy of the Company announcement is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	Company announcement dated December 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: December 16, 2020	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer